SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Madison Covered Call & Equity Strategy Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

557437100

(CUSIP Number)

Howard D. Punch, President

Punch & Associates Investment Management, Inc.

7701 France Avenue South, Suite 300

Edina, MN  55435

952-224-4350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 557437100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above persons Punch & Associates Investment Management, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,147,248

	8	Shared Voting Power N/A

	9	Sole Dispositive Power 1,147,248

	10	Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,147,248

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%

14	Type of Reporting Person (See Instructions) IA

Item 1.	Security and Issuer.

(a)                                 Title of class of equity securities to which this statement relates:

Common Stock.

(b)                                 Name and address of principal executive offices of Issuer:

Madison Covered Call & Equity Strategy Fund (the “Issuer”)

550 Science Drive

Madison, Wisconsin 53711.

Item 2.	Identity and Background.

(a)                                 Name of person filing (“Reporting Person”):

Punch & Associates Investment Management, Inc.

(b)                                 Residence or Business Address:

7701 France Ave So, Suite 300

Edina, Minnesota 55435

(c)                                  Principal occupation or business:

Investment Adviser.

(d)                                 Criminal proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)                                  Civil Proceedings:

During the last five years the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person would have been subject to any judgment decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)                                   Citizenship or Place of Organization:

The Reporting Person is a Minnesota corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is an investment adviser registered with the Securities Exchange Commission. Funds used to acquire the Issuer securities come from clients of the Reporting Person over which the Reporting Person has investment discretion.

Item 4.	Purpose of the Transaction.

All securities have been acquired for investment purposes only.  On May 9, 2016, the Issuer announced that its Board of Trustees approved a merger and reorganization of the Issuer into Madison Strategic Sector Premium Fund, a fund managed by the investment adviser to the Issuer.  On May 17, 2016, the Reporting Person sent a letter to the Board of Trustees of the Issuer objecting to the announced merger and reorganization under the proposed terms.  A copy of the letter to the Board of Trustees of the Issuer is attached to this Schedule 13D as Exhibit 7.1.  Other than as described in the previous two sentences, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.  The Reporting Person may from time to time acquire additional shares of Common Stock of the Issuer in open market transactions.  Alternatively the Reporting Person may sell all or a portion of the Common Stock reported on this Schedule 13D.  In addition, the Reporting Person may formulate other purposes, plans or proposals regarding the Issuer or its Common Stock to the extent the Reporting Person deems advisable in light of general investment and trading policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)                                 Aggregate number and percentage of class beneficially owned:

The Reporting Person beneficially owns (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 1,147,248 shares of voting common stock of the Issuer, representing 5.95% of the shares outstanding based on 19,268,423 shares outstanding as reported on Form N-CSR dated March 7, 2016.

(b)                                 Voting and Dispositive Power:

The Reporting Person has sole voting and dispositive power with respect to all shares of the Issuer’s common stock beneficially owned by Reporting Person.

(c)                                  Transactions within the past 60 days:

See Appendix A attached hereto containing a record of transactions in the Issuer’s Common Stock in the past 60 days.

(d)                                 Right to Direct the Receipt of Dividends:  N/A

(e)                                  Last Date on Which Reporting Person Ceased to be a 5% Holder:  N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 4 above, the Reporting Person sent a letter dated May 17, 2016 to the Issuer attached hereto as Exhibit 7.1 concerning the Issuer’s announcement of a merger and reorganization with an affiliate.

Item 7.	Material to be Filed as Exhibits.

7.1.  Letter dated May 17, 2016 to the Board of Trustee of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:	May 19, 2016	PUNCH & ASSOCIATES INVESTMENT
MANAGEMENT, INC.

/s/ Howard D. Punch
Howard D. Punch, President
Punch & Associates Investment Management,
Inc.

Appendix A

Transactions by Punch & Associates Investment Management, Inc. in Madison Covered Call & Equity Strategy Fund in the past 60 days (all transactions were open market transactions executed through a broker-dealer):

Date	Purchase or Sale	Number of Shares Purchased or Sold	Price Per Share

3/17/2016	purchase	4370	$7.35
3/22/2016	purchase	235	$7.39
3/23/2016	purchase	1444	$7.43
3/24/2016	purchase	838	$7.38
3/30/2016	purchase	2713	$7.46
3/30/2016	purchase	355	$7.48
3/31/2016	purchase	31.762	$7.41
3/31/2016	purchase	83.569	$7.41
3/31/2016	purchase	181.602	$7.41
3/31/2016	purchase	42.609	$7.41
3/31/2016	purchase	50.21	$7.47
4/11/2016	purchase	3209	$7.36
4/13/2016	purchase	3216	$7.40
4/14/2016	purchase	1040	$7.39
4/15/2016	purchase	1765	$7.38
4/26/2016	purchase	310	$7.53
4/26/2016	purchase	145	$7.55
5/4/2016	purchase	1225	$7.34
5/10/2016	purchase	2450	$7.44
3/21/2016	sale	2140	$7.36
3/22/2016	sale	670	$7.36
4/7/2016	sale	630	$7.24
4/7/2016	sale	830	$7.24
4/13/2016	sale	120	$7.40
4/13/2016	sale	355	$7.40
4/14/2016	sale	2600	$7.40
4/15/2016	sale	160	$7.31
4/25/2016	sale	445	$7.46
4/26/2016	sale	190	$7.47
4/27/2016	sale	725	$7.47
4/29/2016	sale	5095	$7.44